Mail Stop 4561

November 9, 2006

By U.S. Mail and Facsimile (212) 403-2327

William M. Freeman, Esq.
Senior Vice President and Acting General Counsel
NYSE Group, Inc.
11 Wall Street
New York, New York 10005

Re: NYSE Euronext, Inc.
       Amendment No. 1 to Registration Statement on Form S-4
       Filed October 30, 2006
       File No. 333-137506

Dear Mr. Freeman:

       We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Division of Corporation Finance

General

1.   We note your response to our prior comment no. 2. Please disclose the material nonpublic data for each party to the merger that that was shared with the other party and contributed to the calculation of the projected cost savings and projected revenue synergies already disclosed in the prospectus. At a minimum, disclose revenue

projections, operating expenses, and net income. Both a tabular and narrative presentation is appropriate.

2.   We note your response to prior comment no. 4. However, the unbundling rules require that each material change to the rights of shareholders be voted on as a separate matter and be so listed on the proxy. In particular, we note two or more changes from majority to supermajority voting requirements. Please unbundle these items or tell us why the rules do not require this. Refer to the fifth supplement to the telephone interpretation manual (September 2004).

3.   Please advise the staff the identity of the advisor who will update the Supervisory Board regarding its fairness opinion. Also, clarify whether that revised opinion will be filed after it has been given, or if not, provide your analysis as to why it is not required.

Opinion of NYSE Group's Financial Advisor, page 94

4.   We note your response to our prior comment no. 18. Please confirm the staff's understanding that your disclosure includes all compensation paid by NYSE Group and its affiliates to Citigroup and its affiliates.

Material U.S. Federal Income Tax Consequences, page 125

5.   Please revise the disclaimer on page 126 to avoid the implication that the discussion cannot be relied upon by investors. We specifically note the phrase "for general information only." Please also revise the later phrase to state that holders are urged to consult their tax advisors regarding their *particular* circumstances.

Post-Closing Reorganization, page 143

6.   We note your response to our prior comment 25. Please revise here and in the risk factor on page 38 to disclose the consequences for the company if the post-closing reorganization is not completed and the company is not able to acquire 100% ownership of Euronext.

Exhibit 8.1

7.   A short-form tax opinion must state that the discussion of Federal Income Tax consequences in the prospectus is the opinion of counsel. Similarly, the discussion beginning on page 125 must state that it is counsel's opinion. Please revise accordingly. Please note that Item 601(b)(8) of Regulation S-K does not require an opinion as to the accuracy of the discussion, but an opinion as to the material federal income tax consequences.

Consolidated Financial Statements of NYSE Group, Inc.

Note 7 – Stock Based Compensation, page FIN 15

8.   We note your response to comment 35 of our letter dated October 20, 2006. Please revise to disclose the method of estimating the fair value of stock options and restricted stock granted including any assumptions you made in determining the fair value of such instruments. Refer to sample disclosures set forth in paragraph A240 (e) of SFAS 123R.

Division of Market Regulation

        The staff of the Division of Market Regulation has reviewed your Amendment No. 1, filed with the Securities and Exchange Commission ("Commission") on October 30, 2006, to the registration statement on Form S-4 filed September 21, 2006 (as amended, "Registration Statement"), and we have the following comments. After reviewing your responses to our comments, we may have additional comments. Please note that these comments do not cover regulatory issues that we may have with respect to the structure of the proposed transaction, including the Delaware trust, or any proposed rule changes to be filed with the Commission, and that further changes to the Registration Statement may be necessary to reflect the Commission's review of such structure and proposed rule changes. All references to page numbers are to the blackline version of the Registration Statement created by the financial printer.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary—Certain Differences in the Rights Before and After the Combination, page 20

1.   We note that the description of the voting and ownership limitations in the NYSE Euronext certificate of incorporation in the second bullet omits information and/or states incorrectly important information that is included in the description in the "Comparison of Shareholder Rights Prior to and after the Combination." Items (1) and (3) do not match the descriptions on pages 432 and 430, respectively. For example, items (1) and (3) on page 20 refer to "capital stock," whereas pages 432 and 430 correctly refer to the total number of votes entitled to be cast. Please revise the Registration Statement to reconcile all aspects of the voting and ownership limitations statements to each other and to the applicable governing documents. Please make corresponding changes in the last paragraph on page 42.

Summary—Certain Differences in the Rights Before and After the Combination, page 20

2.   We note that the description of the voting and ownership limitations in the NYSE Euronext certificate of incorporation in item (2) of the second bullet and the related statement on page 432 refer to votes "being cast," whereas the standard in the NYSE Group certificate of incorporation refers to votes "entitled to be cast." Please revise to

reconcile with the appropriate governing document. Please make a corresponding change in the last paragraph on page 42.

Risk Factors—Risks Relating to NYSE Euronext's Business—NYSE Euronext will face numerous competitors in the United States, Europe and the rest of the world, page 44

3.   In response to comment 61 in the letter to William M. Freeman, Esq., Senior Vice President and Acting General Counsel, NYSE Group, Inc., from Christian Windsor, Special Counsel, Commission, dated October 20, 2006 ("Comment Letter 1"), you revised the reference to "securities trading" to note that it includes options and futures derivatives business. Since all futures are not securities (securities futures are limited to futures on a single security or futures on a narrow based security index), and it appears that Euronext may have futures derivatives business that is not securities futures business, please advise us supplementally whether the reference on page 44 is intended to cover all futures derivatives, or just those futures that are securities. If the former, please revise the statement on page 44 to clarify.

The Combination—Euronext's Reasons from the Combination—Strategic Considerations, page 86

4.   In connection with comment 74 in Comment Letter 1, you revised the statement and advised us supplementally that your reference to the Commission's "public statements" was to the "SEC Office of International Affairs and Division of Market Regulation and Corporation Finance Fact Sheet" issued on June 16, 2006 ("June 16, 2006 statement") concerning potential cross-border exchange mergers. We note that the June 16, 2006 statement does not state that "the Sarbanes-Oxley Act would continue to be applicable only to companies that list, offer or register their securities in the United States." Please revise to eliminate this statement or revise to reflect statements made by the Commission.

The Combination—The Delaware Trust and the Dutch Foundation—Term of the Dutch Foundation and the Delaware Trust, page 120

5.   In the first paragraph, you note that the special arrangements have been submitted to the Commission. We note however, that you have not submitted or filed any materials specific to the Delaware Trust.

The Combination—Regulatory Approvals—General, page 134

6.   In the third sentence of the paragraph, you note that the obligation to complete the combination is conditioned upon the receipt of approval of the combination from the Commission. We note that the Commission would not approve the combination, but rather, may approve certain elements of the proposed organization and operations in connection with the combination. *See also* comment 51 in Comment Letter 1.

The Combination Agreement—Governance and Management—General, page 158

7.   In response to comment 53 in Comment Letter 1, the definition of "Europe" (for purposes of certain of the provisions of the NYSE Euronext certificate of incorporation and bylaws and the Delaware trust and Dutch foundation) is included on pages 19, 42, 116, and 158. We note that the definition on page 158 does not match the definitions on the other pages (the parenthetical following item (3) is missing). Please revise to reconcile these definitions.

Industry—General—United States—Electronic Trading, page 177

8.   In the first sentence of the first paragraph, you note that Archipelago ECN is the precursor of NYSE Arca. On pages 187 and 316, you note that Archipelago ECN is the precursor of ArcaEx. On page 220, Archipelago ECN is noted as the precursor to NYSE Arca LLC and the ArcaEx equity trading system. Please revise the Registration Statement to reconcile these statements.

Industry—U.S. Markets—U.S. Equities Market—Market Data Services, page 180
9.   In the last paragraph, you state that the NYSE is not currently a UTP Plan participant. Please update this section to reflect any steps taken in connection with an attempt to join the UTP Plan as a participant.

Industry—U.S. Markets—U.S. Equity Options Markets, page 181

10.   In response to comment 92 of Comment Letter 1, you revised the paragraph to state that the Commission "requested" that the options exchanges be prepared for a penny pilot in a limited number of issues for implementation by late January 2007. We note that Chairman urged the exchanges to begin quoting a limited number of options in pennies on a pilot basis, rather than requested. Please revise the statement accordingly.

Industry—European Markets—Global Listing Services, page 184

11.   In the first sentence of the third paragraph, the reference to "NYSE Arca" should be revised to be a reference to "NYSE Arca, Inc."

Regulation—U.S. Regulation—Recent U.S. Regulatory Developments—Access Rule, page 191

12.   Please revise the last sentence of the paragraph to reflect that compliance by automated trading centers is required by February 5, 2007.

Regulation—U.S. Regulation—Recent U.S. Regulatory Developments—Market Data Rules and Plans, page 191

13.   Please revise the last sentence to reflect that compliance with the new formula for the Market Data Rule is required by April 1, 2007. Please also revise to reflect that compliance with all other market data changes was required by August 29, 2005.

Information about NYSE Euronext—NYSE Euronext's Strategy, page 202

14.   In comment 96 of Comment Letter 1, we requested that you revise the statement under Pursue Strategic Acquisitions and Alliances, "[a]s the world's largest and most recognized brand name…, NYSE Euronext…" to reflect that the combined entity, NYSE Euronext, does not currently exist, please revise to account for this. You revised the statement to add that as such, NYSE Euronext "will be extremely well-positioned." However, we believe the initial clause "as the world's largest…" connotes a present condition. Please revise to clarify.

Information about NYSE Group—Overview—SIAC, page 219

15.   Which entity will be purchasing the American Stock Exchange's interest in SIAC— NYSE Group or New York Stock Exchange LLC? On page 219, you note that NYSE Group will purchase the interest in SIAC. On page 222, it is noted that NYSE (which is defined as New York Stock Exchange LLC) will be the purchaser. Please revise the Registration Statement to reconcile these statements and similar statements throughout the Registration Statement.

Information about NYSE Group—The NYSE and NYSE Arca—The NYSE Hybrid Market Initiative, page 233

16.   In the first full paragraph, please revise to reflect that the Phase III pilot for 340 securities is approved through November 30, 2006.

Information about NYSE Group—Executive Compensation—NYSE Compensation Plans, page 258

17.   The first paragraph of this section notes that these plans are for the potential benefit of certain officers and employees of NYSE Group, NYSE Market, and NYSE Regulation. The Retirement Accumulation Plan on page 259 notes that for "NYSE employees" a new plan account was established. Similarly, the ICP Award Deferral Plan and Severance Plans descriptions on page 262 refer to employees of NYSE. Please advise us supplementally whether these plans only apply to employees of New York Stock Exchange LLC. If the plans apply to employees of entities other than New York Stock Exchange LLC, please revise to clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group—Sources of Revenues—Activity Assessment Fees, page 274

18.   In connection with comment 109 of Comment Letter 1, please further revise the statements on pages 274, 319 and FIN 67 to reflect that the national securities exchanges pay fees pursuant to Section 31, not NYSE Group or Archipelago.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Archipelago—Year Ended December 31, 2005 Versus Year Ended December 31, 2004—Expenses, page 327

19.   In response to comment 57 in Comment Letter 1, we note that the entity listed as performing "self-clearing" on page 327 is "Archipelago, Securities, Inc.," whereas in other references to such self-clearing, the entity listed is "Archipelago Securities, LLC. Please revise to reconcile the entity names.

Information about Euronext—Sale of Software: GL TRADE—Products and Services—Market data and content, page 356

20.   Please update the last sentence to reference current data providers. We note that Supermontage in now incorporated in The NASDAQ Market Center.

*   *   *   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Market Regulation, as well as the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or Paul Cline, Senior Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. With regard to questions relating to the comments of the staff of the Division of Market Regulation you may contact Nancy Sanow at (202) 551-5620, John Roeser at (202) 551-5630, Kim Allen at (202) 551-5647, Susie Cho at (202) 551-5639, or

Angela Muehr at (202) 551-5666. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

                                Sincerely,

                                Christian Windsor
                                Special Counsel

cc: David C. Karp, Esq.
        Wachtell, Lipton, Rose & Katz
        51 West 52nd Street
        New York, New York 10019

        Victor I. Lewkow, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        One Liberty Plaza
        New York, New York 10006